

January 31, 2024

Scott Bowman
Chief Financial Officer
Leslie's, Inc.
2005 East Indian School Road
Phoenix, AZ 85016

      Re: Leslie's, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2023
          Filed November 29, 2023
          File No. 001-39667

Dear Scott Bowman:

      We have reviewed your filing and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

1.   You present non-GAAP adjustments to exclude the executive transition costs associated with corporate restructuring and consulting costs related to strategic projects from your Adjusted EBITDA and Adjusted net income calculations. Please clarify the nature of your corporate restructuring activities and strategic projects. Please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these non-GAAP adjustments. In regard to the restructuring costs, please tell us your consideration for disclosing the information referenced in ASC 420-10-50-1 and SAB Topic 5.P.4.

Comparison of Fiscal 2023 and 2022, page 37

2.   Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify the incremental impact of each factor identified. For example, please quantify the impact that the adjustments

associated with year-end physical inventory results, occupancy deleverage associated with the decrease in comparable sales, and other items listed in your narrative had on gross margin. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services